Via Facsimile and U.S. Mail
Mail Stop 6010


							November 8, 2005


Mr. James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
9229 W. Sunset Boulevard, Suite 830
Los Angeles, California 90069

Re:	Applied DNA Sciences, Inc.
	Amendment #4 to Registration Statement on Form SB-2
      Filed October 28, 2005
	File Number 333-122848

Dear Mr. Hayward:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms
10-QSB for the quarters ended December 31, 2004, March 31, 2005 and
June 30, 2005, as applicable, to comply with our comments on your Form SB-2.

2. Prior to requesting acceleration for effectiveness, please refer to Item 310(g)(2) of Regulation S-B and file an amended registration statement on Form SB-2 to include your most recent audited financial statements for your fiscal year ended September 30, 2005. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.
3. We note your response to prior comment 1. Please confirm that the reference to Korea in the chart on page 20 is to South Korea and that, pursuant to your language regarding countries that the United
States has designated as state sponsors of terrorism, you do not have, or intend to have, contacts with North Korea.

Liquidity and Capital Resources, pages 17-18

4. Please update the information regarding the beneficial conversion feature recorded and the penalties incurred to date due to failure to have a registration statement effective by July 15, 2005.

Consolidated Financial Statements

Statements of Losses, page F-3

5. We acknowledge your response to comment 13 per our letter dated September 12, 2005. We again request that you revise your statements of operations for the year ended September 30, 2003 to separately present the license fee paid to Biowell Technology as research and development expense. Please also revise your statement of operations for the year ended September 30, 2004, as well as your cumulative statement of operations, to reflect the research and development expense that you incurred during those periods, as represented to us in your response.

Notes to Consolidated Financial Information

Note A- Summary of Accounting Policies, page F-17

6. Per your response to comment 13, we note that you incurred research and development expense during the period from September
16,
2002 through September 30, 2004. Please revise your disclosure accordingly.

Note D- Capital Stock- pages F-21 - F-27

7. We acknowledge your response to comment 15 per our letter dated September 12, 2005, as well as the information provided in "Exhibit
A" to your response. We again request the following.

* Please provide us with a detailed analysis that quantifies the aggregate understatement/overstatement of compensation expense that occurred in the third and fourth quarters of 2002 and the first quarter of 2003. Your analysis should include: the valuation date/period in which the service transaction occurred; the valuation calculation, including your accounting basis for ascribing value to the shares issued; and the trading price of your common shares at the date the services were provided, if applicable;

* With respect to Exhibit A, please clarify for us your basis for the
restated amounts. Specifically, please specify whether the "price restated" column is based on the trading price or some other value of your common shares. Additionally, please clarify whether the
"date"
column relates to the date that the consulting services were provided
and correlate that to the period in which you issued the shares. Unaudited Condensed Consolidated Statements of Cash Flows, page F-49

8. We acknowledge your response to comment 17 per our letter dated September 12, 2005. Please provide us with additional information about or reconcile for us the following items for the nine months ended June 30, 2005:

* The "proceeds from loans" of $843,971;

* The "common stock canceled- previously issued for services rendered" of $(642,098) as it relates to the corresponding statements of stockholders` deficit;

* The "common stock issued in exchange for consultant services rendered" of $13,037,773 as it relates to the corresponding statements of stockholders` deficit;

* The "amortization of beneficial conversion feature- convertible notes" of $8,836,000 as it relates to the corresponding statements of stockholders` deficit; and

* The "proceeds from sale of common stock, net of cost" of
$8,141,055
and the "proceeds from subscription of common stock" of $2,340,000 as each relates to the corresponding statements of stockholders` deficit.







Notes to Unaudited Condensed Consolidated Financial Information

Note G- Subsequent Events, page F-68

9. We acknowledge your response to comment 19 per our letter dated September 12, 2005 and request the following.

* Please refer to Note 2. of Item 310 of Regulation S-B and to the interpretive guidance on the distinction between a "business" and an
"asset" provided in Item 11-01(d) of Regulation S-X. Please then provide us with the relevant information about your acquisition of Rixflex Holdings that supports your conclusion that you have not acquired a business.

* Please also provide us with your analysis under EITF 98-3 that supports your determination that you will not account for the Rixflex
Holdings acquisition as that of a business.

* Please disclose the purchase price for your acquisition of Rixflex
Holdings and provide a preliminary purchase price allocation according to the applicable provisions of SFAS No. 141. Please also provide us with information that outlines your specific analysis of the substance of the transaction pursuant to paragraph 17 of SFAS No.
141.

10. We note that you entered into a transaction with Trilogy
Capital
Partners, Inc. in June 2005, pursuant to which you issued a warrant to purchase 7.5 million shares of your common stock. We also note that the warrant contains a cashless exercise provision. Please provide us with your analysis as to whether this warrant qualifies as a derivative instrument within the scope of SFAS No. 133, which would necessitate that you account for the warrant at fair market value and record changes in that fair market value within earnings. Additionally, please provide us with an analysis under EITF No. 00-19 that supports your classification of the warrant as an equity instrument. Please provide all significant terms of your other warrants outstanding and your analysis under SFAS 133 and EITF No. 00-19. Specifically state if the agreement includes any requirements to register, any requirements for net cash settlement (such as a cashless exercise feature), and any liquidating damages or penalties that could be incurred. Address whether or not you have sufficient authorized shares for all warrants and convertible instruments outstanding.

11. Additionally, please revise your financial statement disclosures to appropriately reflect the fact that both transactions outlined above occurred during the nine months ended June 30, 2005. Your characterization of each within "subsequent events" is misleading to investors.



Form 10-QSB/A#2 for the Fiscal Quarter Ended March 31, 2005

General

12. We acknowledge your response to comment 20 per our letter dated
September 12, 2005, as well as the information provided in Note E to your unaudited condensed consolidated financial statements for the period ended June 30, 2005. Please amend your March 31, 2005 Form 10-
QSB to appropriately present the financial statements as "restated" and to provide the footnote which outlines the circumstances surrounding the restatement and its impact on your results of operations, inclusive of the disclosures required by APB No. 20. Additionally, we note that the net loss per share amounts reflected on page F-66 appear to be incorrect; please revise your disclosures to reflect the corrected net loss per share amounts or tell us why you believe your net loss per share amounts are correct.

Notes to Unaudited Condensed Consolidated Financial Information

Note B- Capital Stock, page 25

13. We acknowledge your response to comment 18 per our letter dated
September 12, 2005, as well as the information provided in "Exhibit
B" to your response. We again request that you provide us with additional information that correlates the $2.9 million restatement amount to the individual transactions outlined in Note B to your unaudited condensed consolidated financial statements. Based on the information in Note B, it appears that only $1.4 million of the 3/31/05 restatement relates to the valuation of common stock issued to non-employee consultants, while $1.5 million relates to your retirement of convertible debt via the issuance of common stock.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Bruckner (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John
Krug
at (202) 551-3862 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Andrea Cataneo
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018

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